SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 27, 2017

3.	Auditor’s opinion

	FY 2016	FY 2015
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

Items	FY 2016	FY 2015
Total Assets	21,812,749,906,988	20,210,693,393,423
Total Liabilities	9,577,303,892,341	8,881,110,309,963
Total Shareholders’ Equity	12,235,446,014,647	11,329,583,083,460
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	24,419,295,408,297	25,856,426,293,408
Operating Income	709,138,337,951	770,855,500,369
Ordinary Income	1,237,766,281,393	1,181,626,205,412
Net Income	967,077,258,240	968,208,835,992
Total Shareholders’ Equity / Capital Stock	683.9%	633.3%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”) which comprise the separate statements of financial position of the Company as of December 31, 2016 and 2015, the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the separate financial position of the Company as of December 31, 2016 and 2015, and its separate financial performance and its separate cash flows for the years then ended in accordance with K-IFRS.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2017

This report is effective as of February 21, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Assets
Cash and cash equivalents	6, 13	~~W~~	259,467	108,044
Deposits in banks	6, 13		1,076,520	1,432,102
Trade accounts and notes receivable, net	7, 13, 17, 20		5,128,925	4,219,941
Other accounts receivable, net	7, 13		403,744	499,882
Other current financial assets	8, 13		7,696	3,609
Inventories	9		1,706,983	1,850,213
Other current assets	7		129,240	132,539

Total current assets			8,712,575	8,246,330

Deposits in banks	6, 13		13	13
Investments	10		2,656,026	2,543,205
Other non-current financial assets	8, 13		52,649	41,518
Property, plant and equipment, net	11		8,757,973	7,719,022
Intangible assets, net	12		673,966	607,398
Deferred tax assets	28		653,613	771,506
Other non-current assets	7		305,935	281,701

Total non-current assets			13,100,175	11,964,363

Total assets		~~W~~	21,812,750	20,210,693

Liabilities
Trade accounts and notes payable	13, 20	~~W~~	2,738,383	3,149,383
Current financial liabilities	13, 14		667,735	1,416,112
Other accounts payable	13		1,921,141	1,179,010
Accrued expenses			590,129	603,003
Income tax payable			155,641	1,013
Provisions	16		54,040	108,545
Advances received			18,944	11,143
Other current liabilities	16		30,331	37,770

Total current liabilities			6,176,344	6,505,979

Non-current financial liabilities	13, 14		3,185,449	1,953,549
Non-current provisions	16		8,155	11,817
Defined benefit liabilities, net	15		142,212	353,223
Other non-current liabilities	16		65,143	56,542

Total non-current liabilities			3,400,959	2,375,131

Total liabilities			9,577,303	8,881,110

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	19		8,195,255	7,289,333
Reserves	18		—	58

Total equity			12,235,447	11,329,583

Total liabilities and equity		~~W~~	21,812,750	20,210,693

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Note	2016		2015

Revenue	20, 21	~~W~~	24,419,295	25,856,426
Cost of sales	9, 20		(21,748,952)	(22,850,385)

Gross profit			2,670,343	3,006,041

Selling expenses	23		(414,053)	(599,255)
Administrative expenses	23		(428,862)	(427,030)
Research and development expenses			(1,118,290)	(1,208,900)

Operating profit			709,138	770,856

Finance income	26		462,504	631,525
Finance costs	26		(141,765)	(184,283)
Other non-operating income	25		1,254,374	953,004
Other non-operating expenses	25		(1,046,484)	(989,476)

Profit before income tax			1,237,767	1,181,626
Income tax expense	27		270,689	213,417

Profit for the year			967,078	968,209

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	15, 27		155,346	(110,257)
Related income tax	15, 27		(37,594)	26,682

			117,752	(83,575)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	26, 27		(77)	(288)
Related income tax	26, 27		19	70

			(58)	(218)

Other comprehensive income (loss) for the year, net of income tax			117,694	(83,793)

Total comprehensive income for the year		~~W~~	1,084,772	884,416

Earnings per share (In won)
Basic earnings per share	29	~~W~~	2,703	2,706

Diluted earnings per share	29	~~W~~	2,703	2,706

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	6,583,607	276	10,624,075

Total comprehensive income (loss) for the year
Profit for the year		—	—	968,209	—	968,209

Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(218)	(218)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(83,575)	—	(83,575)

Total other comprehensive loss		—	—	(83,575)	(218)	(83,793)

Total comprehensive income (loss) for the year	~~W~~	—	—	884,634	(218)	884,416

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive income for the year
Profit for the year		—	—	967,078	—	967,078

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752

Total other comprehensive income (loss)		—	—	117,752	(58)	117,694

Total comprehensive income (loss) for the year	~~W~~	—	—	1,084,830	(58)	1,084,772

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from operating activities:
Profit for the year		~~W~~	967,078	968,209
Adjustments for:
Income tax expense	27		270,689	213,417
Depreciation	11, 22		1,864,164	2,353,189
Amortization of intangible assets	12, 22		349,095	384,968
Gain on foreign currency translation			(205,891)	(46,051)
Loss on foreign currency translation			105,240	43,343
Expenses related to defined benefit plans	15, 24		220,784	198,765
Gain on disposal of property, plant and equipment			(58,142)	(40,782)
Loss on disposal of property, plant and equipment			6,428	3,873
Impairment loss on property, plant and equipment			—	423
Gain on disposal of intangible assets			(900)	—
Loss on disposal of intangible assets			75	18
Impairment loss on intangible assets			138	239
Reversal of impairment loss on intangible assets			—	(80)
Finance income			(455,587)	(624,197)
Finance costs			126,555	173,425
Other income			(15,546)	(12,300)
Other expenses			140,174	232,820

			2,347,276	2,881,070

Change in trade accounts and notes receivable			(710,920)	(626,908)
Change in other accounts receivable			(3,121)	25,456
Change in other current assets			47,946	105,246
Change in inventories			143,230	198,893
Change in other non-current assets			(91,028)	(75,094)
Change in trade accounts and notes payable			(504,825)	(859,928)
Change in other accounts payable			32,688	(349,948)
Change in accrued expenses			(19,505)	(63,900)
Change in other current liabilities			(8)	(1,910)
Change in other non-current liabilities			18,109	48,485
Change in provisions			(124,256)	(106,950)
Change in defined benefit liabilities, net			(276,449)	(279,509)

			(1,488,139)	(1,986,067)

Cash generated from operating activities			1,826,215	1,863,212
Income taxes paid			(43,470)	(194,219)
Interests received			32,315	40,797
Interests paid			(95,434)	(113,479)

Net cash provided by operating activities		~~W~~	1,719,626	1,596,311

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015

Cash flows from investing activities:
Dividends received	~~W~~	538,935	428,381
Proceeds from withdrawal of deposits in banks		2,682,102	2,306,672
Increase in deposits in banks		(2,326,520)	(2,204,752)
Acquisition of financial assets at fair value through profit or loss		(1,500)	—
Acquisition of available-for-sale financial assets		—	(3,290)
Proceeds from disposal of available-for-sale financial assets		487	2,263
Acquisition of investments		(131,357)	(285,950)
Proceeds from disposal of investments		30,125	41,928
Acquisition of property, plant and equipment		(2,549,822)	(1,606,797)
Proceeds from disposal of property, plant and equipment		331,534	489,422
Acquisition of intangible assets		(396,581)	(287,183)
Proceeds from disposal of intangible assets		1,166	1,135
Government grants received		4,425	4,328
Proceeds from settlement of derivatives		4,008	(35)
Proceeds from collection of short-term loans		6,070	—
Increase in long-term loans		(27,300)	(16,516)
Increase in deposits		(200)	(1,553)
Decrease in deposits		914	874
Acquisition of businesses, net of cash acquired		—	(160,000)

Net cash used in investing activities		(1,833,514)	(1,291,073)

Cash flows from financing activities:
Proceeds from short-term borrowings		107,345	—
Repayments of short-term borrowings		—	(219,839)
Proceeds from issuance of debentures		597,573	298,778
Proceeds from long-term debt		1,103,221	547,005
Repayments of current portion of long-term debt and debentures		(1,363,920)	(744,788)
Dividends paid		(178,908)	(178,908)

Net cash provided by (used in) financing activities		265,311	(297,752)

Net increase in cash and cash equivalents		151,423	7,486
Cash and cash equivalents at January 1		108,044	100,558

Cash and cash equivalents at December 31	~~W~~	259,467	108,044

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2016, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2016, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2016, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2016, there are 27,797,140 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 23, 2017, which will be submitted for approval to the shareholders’ meeting to be held on March 16, 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 16 and 17)

•	Net realizable value of inventories (note 9)

•	Measurement of defined benefit obligations (note 15)

•	Deferred tax assets and liabilities (note 28)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2016, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(e)	Property, Plant and Equipment, Continued

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(g)	Government Grants, Continued

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(q)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(r)	Changes in Accounting Policies

The Company has consistently applied the accounting policies to the separate financial statements for 2016 and 2015 except for the new amendment effective for annual periods beginning on or after January 1, 2016 as mentioned below.

(i) K-IFRS 1027, Separate Financial Statements

The Company has adopted the amendment to K-IFRS No. 1027, Separate Financial Statements, since January 1, 2016. Amendment to K-IFRS 1027 introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. There is no impact of applying this amendment on the condensed separate interim financial statements.

(ii) K-IFRS 1001, Presentation of Financial Statements

The Company has adopt the amendment to K-IFRS No. 1001, Presentation of Financial Statements, since January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided. There is no significant impact of applying this amendment on the condensed separate interim financial statements.

(s)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2016, and the Company has not early adopted them.

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace the K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods January 1, 2018, with early adoption permitted. The Company plans to adopt K-IFRS No. 1109 in its separate financial statements for annual periods beginning on or after January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Company not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Company’s separate financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Company’s separate financial statements in 2018 is not known and cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Company plans to assess the impacts of adoption of K-IFRS No. 1109 on its separate financial statements, the accounting system and the internal controls in 2017. The Company plans to finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30. 2017 and disclose the results in its separate financial statements for the year ending December 31, 2017. The potential general impact on its separate financial statements resulting from the application of new standards are as follows:

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI	FVTPL(*2)
Hold to sell financial assets and others	FVTPL

(*1)	The Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Company may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Company. As of December 31, 2016, the Company recognized ~~W~~6,921,680 million of loans and receivable, ~~W~~5,708 million of available-for-sale financial assets and ~~W~~1,382 million of financial assets at fair value through profit or loss.

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

As of December 31, 2016, the Company recognized ~~W~~6,921,680 million of loans and receivables and ~~W~~154 million of debt instruments classified as available-for-sale financial assets and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2016, the Company recognized ~~W~~5,554 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2016, the Company recognized ~~W~~1,382 million of debt instrument classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI.

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, credit losses are recognized earlier than that under K-IFRS 1039.

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2016, the Company recognized ~~W~~1,347 million of loss allowances for ~~W~~6,923,181 million of debt instrument measured at amortized cost such as loans, receivables and debt instrument classified available-for-sale financial asset.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Company. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Company can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 in its separate financial statements for annual periods beginning on January 1, 2018, using the retrospective approach. As a result, the Company also will apply retrospective approach for the comparative periods presented in its separate financial statements in accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors. The Company plans to use the practical expedients for completed contracts as of January 1, 2017 and accordingly the revenue in connection with those contracts will not be restated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company plans to assess the impacts of adoption of K-IFRS No. 1115 on its separate financial statements, the accounting system and the internal controls in 2017. The Company plans to finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 2017 and disclose the results in its separate financial statements for the year ended December 31, 2017. The potential general impact on its separate financial statements resulting from the application of the new standard are as follows:

Variable Consideration

The consideration received from customers may be variable as the Company allows its customers the right to return their products, if any fault, according to the contracts. The Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled. Management believes that the adoption of the amendment is expected to have no significant impact on the separate statement of financial position of the Company.

(iii) K-IFRS No. 1007, Statement of Cash Flows

The amendment to K-IFRS No. 1007, Statement of Cash Flows, is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Management plans to include additional required disclosures in its separate financial statements for the year ending December 31, 2017 in accordance with the amendment to K-IFRS No. 1007.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(iv) K-IFRS No. 1012, Income Taxes

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the separate statement of financial position of the Company.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	~~W~~	9,577,303	8,881,110
Total equity		12,235,447	11,329,583
Cash and deposits in banks (*1)		1,335,987	1,540,146
Borrowings (including bonds)		3,852,712	3,369,576
Total liabilities to equity ratio		78%	78%
Net borrowings to equity ratio (*2)		21%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	259,467	108,044
Deposits in banks
Time deposits	~~W~~	1,004,134	1,361,602
Restricted cash (*)		72,386	70,500

	~~W~~	1,076,520	1,432,102

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	13	13

	~~W~~	1,336,000	1,540,159

(*)	Restricted cash includes mutual growth fund amounting to ~~W~~70,500 million to aid LG Group’s second and third-tier suppliers, pledge amounting to ~~W~~1,886 million to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015

Trade, net	~~W~~	275,413	257,736
Due from related parties		4,853,512	3,962,205

	~~W~~	5,128,925	4,219,941

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current assets
Non-trade receivable, net	~~W~~	395,534	486,884
Accrued income		8,210	12,998

	~~W~~	403,744	499,882

Due from related parties included in other accounts receivable, as of December 31, 2016 and 2015 are ~~W~~308,756 million and ~~W~~422,591 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current assets
Advance payments	~~W~~	7,240	8,313
Prepaid expenses		65,842	48,551
Value added tax refundable		56,158	75,675

	~~W~~	129,240	132,539

Non-current assets
Long-term prepaid expenses	~~W~~	304,935	279,901
Long-term advanced payment		1,000	1,800

	~~W~~	305,935	281,701

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

8.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Available-for-sale financial assets	~~W~~	—	558
Short-term loans		7,696	3,051

		7,696	3,609

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	—
Available-for-sale financial assets		5,708	9,462
Deposits		13,422	14,103
Long-term loans		29,562	12,805
Long-term non-trade receivable		2,331	5,148
Derivatives		244	—

	~~W~~	52,649	41,518

Other financial assets of related parties as of December 31, 2016 and 2015 are ~~W~~3,488 million and ~~W~~2,683 million, respectively.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Debt securities
Government bonds	~~W~~	—	558
Non-current assets
Debt securities
Government bonds	~~W~~	154	151
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	2,673
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	3,372

	~~W~~	5,554	9,311

	~~W~~	5,708	10,020

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

9.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Finished goods	~~W~~	527,658	542,404
Work-in-process		633,422	685,024
Raw materials		312,013	358,937
Supplies		233,890	263,848

	~~W~~	1,706,983	1,850,213

For the years ended December 31, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	21,748,952	22,850,385
Including: inventory write-downs		185,454	342,623
Including: reversal and usage of inventory write-downs		(342,623)	(299,948)

There were no significant reversals of inventory write-downs recognized during 2016 and 2015.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2016			December 31, 2015
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.(*1)	Nanjing, China	Manufacture Display products	100%		593,726	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
LG Display U.S.A., Inc. (*2)	McAllen, U.S.A.	Manufacture and sell Display products	—		—	100%		228
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*3)	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	52%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*4)	Haiphong, Vietnam	Manufacture Display Products	100%		117,378	—		—
Suzhou Lehui Display Co., Ltd.(*5)	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	—		—

				~~W~~	2,519,440		~~W~~	2,266,671

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments, Continued

(a)	Investments in joint ventures consist of the following:, Continued

(*1)	In December 2016, the Company contributed ~~W~~13,979 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*2)	As of December 31, 2016, LG Display U.S.A., Inc., a subsidiary of the Company, completed liquidation. In March 2016, the Company received ~~W~~380 million and recognized ~~W~~152 million for the difference between the collection amount and the carrying amount as finance income.
(*3)	In October 2016, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~1,465 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Company’s ownership percentage in LGDCA decreased from 51.5% to 51.4% as a result.
(*4)	In May 2016, the Company established LG Display Vietnam Haiphong Co., Ltd. to manufacture Display products.
(*5)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2016			December 31, 2015
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd. (*)	Suzhou, China	Manufacture LCD modules and LCD TV sets	—	~~W~~	—	51%	~~W~~	120,184

(*)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. As a result of exchange of equity interests, the Company currently does not hold interest in Suzhou Raken Technology Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2016			December 31, 2015
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
TLI Inc.(*1)	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	—		—	10%		6,961
AVACO Co., Ltd.(*2)	Daegu, South Korea	Manufacture and sell equipment for FPDs	—		—	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
IINVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd)	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.(*3)	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	21%		11,900
LB Gemini New Growth Fund No.16 (*4)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		2,510	31%		7,660
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		7,568
YAS Co., Ltd. (*5)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	18%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd. (*6)	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	16%		10,600
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	136,586		~~W~~	156,350

(*1)	In 2016, the Company disposed of the entire investments in TLI Inc. for ~~W~~7,839 million and recognized ~~W~~878 million for the difference between the disposal amount and the carrying amount as finance income.
(*2)	In 2016, the Company disposed of the entire investments in AVACO Co., Ltd. for ~~W~~16,756 million and recognized ~~W~~10,735 million for the difference between the disposal amount and the carrying amount as finance income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments, Continued

(*3)	In 2016, the Company recognized an impairment loss of ~~W~~1,632 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd. (“WooRee E&L”). In 2016, the Company’s ownership percentage in WooRee E&L decreased from 21% to 14% as the Company did not participate in the capital increase of WooRee E&L.
(*4)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No. 16 (“the Fund”). In February and June 2016, the Company received ~~W~~2,820 million and ~~W~~2,330 million, respectively, from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*5)	The Company’s ownership percentage in YAS Co., Ltd. decreased from 19% to 18% as the Company did not participate in the capital increase of YAS Co., Ltd.
(*6)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

For the years ended December 31, 2016 and 2015, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~409,798 million and ~~W~~556,881 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,158,596
Accumulated depreciation as of January 1, 2016		—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)
Accumulated impairment loss as of January 1, 2016		—	—	(3,156)	—	—	—	(3,156)

Book value as of January 1, 2016	~~W~~	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022
Additions		—	—	—	—	3,208,435	—	3,208,435
Depreciation		—	(222,889)	(1,595,161)	(36,559)	—	(9,555)	(1,864,164)
Disposals		(1,304)	(2,743)	(295,974)	(14)	—	(860)	(300,895)
Others (*2)		—	6,508	1,253,214	26,329	(1,302,317)	16,266	—
Government grants received		—	(638)	(1,901)	—	(1,886)	—	(4,425)

Book value as of December 31, 2016	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973

Acquisition cost as of December 31, 2016	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238

Accumulated depreciation as of December 31, 2016	~~W~~	—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	~~W~~	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467
Accumulated depreciation as of January 1, 2015		—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)
Accumulated impairment loss as of January 1, 2015		—	—	(8,097)	—	—	—	(8,097)

Book value as of January 1, 2015	~~W~~	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301
Additions		—	—	—	—	1,825,189	—	1,825,189
Business combinations (*2)		—	—	24,466	447	—	2,054	26,967
Depreciation		—	(221,684)	(2,082,362)	(38,619)	—	(10,524)	(2,353,189)
Impairment loss		—	—	(423)	—	—	—	(423)
Disposals		(2,091)	(5,335)	(457,172)	(906)	—	(9,991)	(475,495)
Others (*3)		30,277	38,579	1,943,699	57,809	(2,088,361)	17,997	—
Government grants received		—	—	(4,328)	—	—	—	(4,328)

Book value as of December 31, 2015	~~W~~	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022

Acquisition cost as of December 31, 2015	~~W~~	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,185,596

Accumulated depreciation as of December 31, 2015	~~W~~	—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(3,156)	—	—	—	(3,156)

(*1)	As of December 31, 2015, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business.
(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

11.	Property, Plant and Equipment, Continued

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Capitalized borrowing costs	~~W~~	16,909	13,696
Capitalization rate		2.91%	3.73%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2016	~~W~~	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593
Accumulated amortization as of January 1, 2016		(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,159	—	800	—	71,895	—	—	—	—	93,854
Amortization (*1)		(21,060)	(66,783)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(349,095)
Disposals		(5)	—	(336)	—	—	—	—	—	—	(341)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	56,740	—	—	(56,740)	—	—	—	—	—

Book value as of December 31, 2016	~~W~~	121,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966

Acquisition cost as of December 31, 2016	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923

Accumulated amortization as of December 31, 2016	~~W~~	(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2015	~~W~~	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174
Accumulated amortization as of January 1, 2015		(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	~~W~~	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078
Additions - internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions - external purchases		16,077	—	2,014	—	77,985	—	—	—	—	96,076
Business combinations (*1)		29,153	144	—	—	—	35,165	—	57,995	—	122,457
Amortization (*2)		(17,416)	(69,229)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(384,968)
Disposals		—	—	(1,153)	—	—	—	—	—	—	(1,153)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	80,533	—	—	(80,533)	—	—	—	—	—

Book value as of December 31, 2015	~~W~~	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398

Acquisition cost as of December 31, 2015	~~W~~	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593

Accumulated amortization as of December 31, 2015	~~W~~	(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(9,873)	—	—	—	—	—	—	(9,873)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business.
(*2)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	259,467	108,044
Deposits in banks		1,076,533	1,432,115
Trade accounts and notes receivable, net		5,128,925	4,219,941
Non-trade receivable, net		395,534	486,884
Accrued income		8,210	12,998
Available-for-sale financial assets		154	709
Financial asset at fair value through profit or loss		1,382	—
Deposits		13,422	14,103
Short-term loans		7,696	3,051
Long-term loans		29,562	12,805
Long-term non-trade receivable		2,331	5,148
Derivatives		244	—

	~~W~~	6,923,460	6,295,798

In addition to the financial assets above, as of December 31, 2016 and 2015, the Company provides no guarantee and payment guarantees of ~~W~~158,220 million, respectively, for its subsidiaries.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(a)	Credit Risk, Continued

(ii)	Impairment loss

The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term Non-trade receivable
Not past due	~~W~~	5,128,853	400,829	2,354	(520)	(380)	(23)
Past due 1-15 days		113	2,281	—	—	(20)	—
Past due 16-30 days		394	309	—	—	—	—
Past due 31-60 days		63	639	—	—	(6)	—
Past due more than 60 days		22	490	—	—	(398)	—

	~~W~~	5,129,445	404,548	2,354	(520)	(804)	(23)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,203,896	498,030	5,200	(434)	(388)	(52)
Past due 1-15 days		71	1,257	—	(1)	(12)	—
Past due 16-30 days		9	368	—	—	(2)	—
Past due 31-60 days		—	38	—	—	—	—
Past due more than 60 days		16,565	595	—	(165)	(4)	—

	~~W~~	4,220,541	500,288	5,200	(600)	(406)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	2016				2015
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	600	406	52	10,125	477	79
(Reversal of) bad debt expense		(80)	398	(29)	429	(71)	(27)
Write-off		—	—	—	(9,954)	—	—

Balance at the reporting date	~~W~~	520	804	23	600	406	52

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,971,894	2,055,783	317,298	16,358	629,250	1,031,135	61,742
Unsecured bond issues		1,880,818	1,999,660	204,327	211,498	536,350	966,390	81,095
Trade accounts and notes payable		2,738,383	2,738,383	2,738,383	—	—	—	—
Other accounts payable		1,921,141	1,921,605	1,918,945	2,660	—	—	—
Long-term other accounts payable		3,528	3,990	—	—	3,990	—	—
Derivative financial liabilities
Derivatives		472	478	134	164	180	—	—

	~~W~~	8,516,236	8,719,899	5,179,087	230,680	1,169,770	1,997,525	142,837

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	20	268	—	2	—
Trade accounts and notes receivable	3,929	1,315	—	—	—
Non-trade receivable	90	4,222	1,312	—	3
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,442)	(14,940)	—	—	—
Other accounts payable	(120)	(7,161)	(1)	(12)	(1)
Debt	(951)	—	—	—	—

Net exposure	1,528	(16,245)	1,311	(10)	2

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Non-trade receivable	13	3	2,325	—	—
Long-term non-trade receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(c)	Currency Risk, Continued

(i)	Exposure to currency risk, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	December 31, 2016		December 31, 2015
USD	~~W~~	1,159.83	1,131.30	~~W~~	1,208.50	1,172.00
JPY		10.67	9.35		10.37	9.72
CNY		174.40	179.47		173.26	178.48
PLN		294.41	300.22		287.62	300.79
EUR		1,283.95	1,256.17		1,267.60	1,280.53

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2016 and 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2016			December 31, 2015
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	69,986	69,986	~~W~~	33,048	33,048
JPY (5 percent weakening)		(6,383)	(6,383)		(9,469)	(9,469)
CNY (5 percent weakening)		8,609	8,609		15,727	15,727
PLN (5 percent weakening)		(109)	(109)		(171)	(171)
EUR (5 percent weakening)		96	96		(97)	(97)

A stronger won against the above currencies as of December 31, 2016 and 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	1,336,141	1,540,855
Financial liabilities		(2,203,378)	(2,289,334)

	~~W~~	(867,237)	(748,479)

Variable rate instruments
Financial liabilities	~~W~~	(1,649,334)	(1,080,327)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2016 and 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2016
Variable rate instruments(*)	~~W~~	(9,849)	9,849	(9,849)	9,849
December 31, 2015
Variable rate instruments(*)	~~W~~	(8,189)	8,189	(8,189)	8,189

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	154	154		709	709
Financial asset at fair value through profit or loss		1,382	1,382		—	—
Derivatives		244	244		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	259,467		(*)	108,044		(*)
Deposits in banks		1,076,533		(*)	1,432,115		(*)
Trade accounts and notes receivable		5,128,925		(*)	4,219,941		(*)
Non-trade receivable		395.534		(*)	486,884		(*)
Accrued income		8,210		(*)	12,998		(*)
Deposits		13,422		(*)	14,103		(*)
Short-term loans		7,696		(*)	3,051		(*)
Long-term loans		29,562		(*)	12,805		(*)
Long-term non-trade receivable		2,331		(*)	5,148		(*)
Liabilities carried at fair value
Derivatives	~~W~~	472	472		85	85
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,971,894	1,975,284		1,083,451	1,083,506
Unsecured bond issues		1,880,818	1,903,863		2,286,125	2,337,835
Trade accounts and notes payable		2,738,383		(*)	3,149,383		(*)
Other accounts payable		1,921,141	1,921,562		1,179,010	1,179,251
Long-term other accounts payable		3,528	3,891		8,384	8,987

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2016 and 2015 is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	729	2,673
Kyulux Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	3,372

	~~W~~	5,554	9,311

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii)	Financial Instruments measured at cost

The movement in the available-for-sale financial assets for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	729
Kyulux Inc.		3,266	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	1,559

		9,311	—	—	(3,757)	5,554

(In millions of won)
	December 31, 2015
	January 1, 2015		Acquisition	Disposal and others	Impairment	December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	—	2,673
Kyulux Inc.		—	3,266	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	—	3,372

		6,045	3,266	—	—	9,311

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

• Level 3:	inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2016 and 2015 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,975,284	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,921,562	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,083,506	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	8,987	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2016	December 31, 2015
Debentures, loans and others	1.48~2.68%	1.52~2.48%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date is as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	113,209	—
Current portion of long-term debt		554,526	1,416,112

	~~W~~	667,735	1,416,112

Non-current
Won denominated borrowings	~~W~~	821,922	202,991
Foreign currency denominated borrowings		851,993	468,800
Bonds		1,511,062	1,281,673
Derivatives(*)		472	85

	~~W~~	3,185,449	1,953,549

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings of the reporting date is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2016 (%)(*)	December 31, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	113,209	—

Foreign currency equivalent		USD	94	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term borrowings at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,991	4,451
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, 5-year Industrial Financial Debenture rate + 0.60, CD rate (91days) + 0.64, CD rate (91days) + 0.74		620,000	—
Less current portion of long-term borrowings			(1,069)	(1,460)

		~~W~~	821,922	202,991

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

14.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
The Export-Import Bank and Others	3ML+0.55 ~1.40	~~W~~	1,027,225		879,000
Standard Chartered Bank Korea Limited	6ML+0.62		8,469		—

Foreign currency equivalent		USD	857	USD	750

Less current portion of long-term borrowings			(183,701)		(410,200)

		~~W~~	851,993		468,800

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
Won denominated bonds(*)
Publicly issued bonds	April 2017~ May 2022	1.73~3.73	~~W~~	1,885,000	2,290,000
Less discount on bonds				(4,182)	(3,875)
Less current portion				(369,756)	(1,004,452)

			~~W~~	1,511,062	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

15.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company or certain subsidiaries.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,400,621	1,381,073
Fair value of plan assets		(1,258,409)	(1,027,850)

	~~W~~	142,212	353,223

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Opening defined benefit obligations	~~W~~	1,381,073	1,114,219
Current service cost		210,504	187,500
Interest cost		39,420	38,776
Remeasurements (before tax)		(161,082)	104,817
Benefit payments		(65,089)	(66,592)
Transfers from (to) related parties		(4,205)	2,353

Closing defined benefit obligations	~~W~~	1,400,621	1,381,073

Weighted average remaining maturity of defined benefit obligations as of December 31, 2016, and 2015 are 14.3 years and 14.5 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Opening fair value of plan assets	~~W~~	1,027,850	790,509
Expected return on plan assets		29,140	27,511
Remeasurements (before tax)		(5,736)	(5,440)
Contributions by employer directly to plan assets		265,000	270,000
Benefit payments		(57,845)	(54,809)
Transfers from (to) related parties		—	79

Closing fair value of plan assets	~~W~~	1,258,409	1,027,850

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

15.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,258,409	1,027,850

As of December 31, 2016, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Company’s estimated additional contribution to the plan assets for the year ending December 31, 2017 is nil under the assumption that the Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Company would leave the Company on December 31, 2017.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	210,504	187,500
Net interest cost		10,280	11,265

	~~W~~	220,784	198,765

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2016		2015
Cost of sales	~~W~~	177,652	159,347
Selling expenses		12,335	11,300
Administrative expenses		16,486	14,809
Research and development expenses		14,311	13,309

	~~W~~	220,784	198,765

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

15.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Included in other comprehensive income
Balance at January 1	~~W~~	(280,885)	(197,310)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		70,258	15,567
Demographic assumptions		(4,605)	(22,267)
Financial assumptions		95,429	(98,117)
Return on plan assets		(5,736)	(5,440)

	~~W~~	155,346	(110,257)

Income tax	~~W~~	(37,594)	26,682

Balance at December 31	~~W~~	(163,133)	(280,885)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2016	December 31, 2015
Expected rate of salary increase	4.7%	5.1%
Discount rate for defined benefit obligations	3.0%	2.9%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2016	December 31, 2015
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2016 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(174,724)	212,383
Expected rate of salary increase		206,250	(173,543)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

16.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2016 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2016	~~W~~	61,245	55,077	4,040	120,362
Additions		12,471	131,213	873	144,557
Reversal		(14,887)	(631)	(3,248)	(18,766)
Usage and reclassification		(58,829)	(125,129)	—	(183,958)

Balance at December 31, 2016	~~W~~	—	60,530	1,665	62,195

Current	~~W~~	—	52,375	1,665	54,040
Non-current	~~W~~	—	8,155	—	8,155

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current liabilities
Withholdings	~~W~~	24,840	28,958
Unearned revenues		5,491	8,812

	~~W~~	30,331	37,770

Non-current liabilities
Long-term accrued expenses	~~W~~	61,615	48,158
Long-term other accounts payable		3,528	8,384

	~~W~~	65,143	56,542

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

17.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds or the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. As of December 31, 2016, the case which has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review (“IPR”) is still stayed although IPR has been completed. The Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

The Company reached agreements on individual lawsuit and class actions in the United States and Canada, respectively, in connection with alleged violation of the antitrust laws during the year ended December 31, 2016.

Others

The Company is defending against various claims related to intellectual property and others in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2016.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

17.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with KEB Hana Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,023 million (~~W~~2,445,376 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~198,765 million in connection with its domestic and export sales transactions and, as of December 31, 2016, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2016, the Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~48,340 million) with KEB Hana Bank, USD 80 million (~~W~~96,680 million) with Bank of China and USD 50 million (~~W~~60,425 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (~~W~~10,272 million) from Shinhan bank for value added tax payments in Poland and amounting to USD 75 million (~~W~~90,638 million) from Westchester Fire Insurance Company for the settlement of an litigation.

License agreements

As of December 31, 2016, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to December 31, 2016.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

19.	Retained Earnings

(a)	Retained earnings at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Legal reserve	~~W~~	176,376	158,485
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(163,133)	(280,885)
Retained earnings		8,113,761	7,343,482

	~~W~~	8,195,255	7,289,333

(b)	For the years ended December 31, 2016 and 2015, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2016		2015
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	7,146,683	6,375,273
Profit for the year		967,078	968,209

		8,113,761	7,343,482
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	17,891
Cash dividend (Dividend per common stock (%): 2016: ~~W~~500 (10%))		178,908	178,908

		196,799	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	7,916,962	7,146,683

(*)	For the years ended December 31, 2016 and 2015, the date of appropriation is March 16, 2017 and March 11, 2016, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2016 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	NEW OPTICS USA, INC. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2016 and 2015 are as follows:

Classification	December 31, 2016	December 31, 2015
Subsidiaries of associates	—	ADP System Co., Ltd.
	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	—

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	—	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	Inspur LG Digital Mobile Communication Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	—	Hi Logistics Europe B.V
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	December 31, 2016	December 31, 2015
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	—	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicalli S.A.DE C.V.	—
	LG Electronics Reynosa S.A. DE C.V.	—
	LG Electronics Taiwan Taipei Co., Ltd.	—
	LG Electronics Shenyang Inc.	—
	LG Electronics Egypt S.A.E	—
	LG Electronics Wroclaw Sp. z o.o	—

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Short-term benefits	~~W~~	2,323	2,940
Expenses related to the defined benefit plan		897	378

	~~W~~	3,220	3,318

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	10,517,238	43,571	—	—	—	300
LG Display Japan Co., Ltd.		1,833,605	19,309	—	—	—	39
LG Display Germany GmbH		1,983,357	4,412	—	—	—	9,407
LG Display Taiwan Co., Ltd.		1,567,439	2,565	—	—	—	955
LG Display Nanjing Co., Ltd.		40,836	29,079	—	68	447,108	1
LG Display Shanghai Co., Ltd.		1,525,967	6,077	—	—	—	152
LG Display Poland Sp. z o.o.		2,080	—	—	—	44,791	34
LG Display Guangzhou Co., Ltd.		45,637	147,477	7,767	—	1,975,996	12,512
LG Display Shenzhen Co., Ltd.		1,853,041	1,594	—	—	—	28
LG Display Yantai Co., Ltd.		25,565	71,025	25,894	—	2,215,835	38,631
LG Display (China) Co., Ltd.		1,808	18,119	693,790	—	—	—
LG Display Singapore Pte LTD.		972,649	—	—	—	—	6
L&T Display Technology (Fujian) Limited		465,983	6,749	26	—	—	849
Nanumnuri Co., Ltd.		51	—	—	—	—	10,788
Global OLED Technology LLC		—	—	—	—	—	6,015
LG Display Guangzhou Trading Co., Ltd.		380,979	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		93,033	—	—	—	—	—

	~~W~~	21,309,268	349,977	727,477	68	4,683,730	79,717

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)
	2016
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543

Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
NEW OPTICS USA, Inc		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		54	—	1,429	24,128	—	197
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	4,964	—	849
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—
Narenanotech Corporation		17	—	513	16,258	—	536
YAS Co., Ltd.		44	—	2,075	80,836	—	1,758

	~~W~~	2,617	29,918	565,984	126,186	78,274	10,566

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,560,575	—	22,059	443,328	—	101,120

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	45
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	108
LG Electronics Reynosa S.A. DE C.V.		75,692	—	—	—	—	1,655
LG Electronics do Brasil Ltda.		6,188	—	—	—	—	354
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics S.A. (Pty) Ltd.		21,236	—	—	—	—	39
LG Electronics Mexicalli, S.A. DE C.V..		11,871	—	—	—	—	77
LG Electronics RUS, LLC		10,476	—	—	—	—	1,042
LG Innotek Co., Ltd.		11,503	—	193,489	—	—	9,527
LG Hitachi Water Solutions Co., Ltd.		—	—	—	159,173	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		247,038	—	—	—	—	5
Qingdao LG Inspur Digital Communication Co., Ltd.		38,756	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Others		1	—	3	—	—	5,488

	~~W~~	677,198	—	193,492	159,173	—	43,738

	~~W~~	23,609,046	409,797	1,509,012	728,755	4,762,004	235,684

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 10.
(*2)	Represents transactions occurred prior to disposal of the entire investments in TLI Inc. and AVACO Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,229,009	—	2	—	—	19
LG Display Japan Co., Ltd.		1,564,664	—	39	—	—	959
LG Display Germany GmbH		2,123,553	—	—	—	—	11,993
LG Display Taiwan Co., Ltd.		1,961,207	1,999	—	—	—	719
LG Display Nanjing Co., Ltd.		31,697	42,847	13	—	403,088	—
LG Display Shanghai Co., Ltd.		1,487,056	31,902	—	—	—	151
LG Display Poland Sp. z o.o.		699	27,682	27	—	60,709	—
LG Display Guangzhou Co., Ltd.		29,110	339,859	12,154	—	2,061,443	8,776
LG Display Shenzhen Co., Ltd.		1,773,966	12,647	—	—	—	6
LG Display Yantai Co., Ltd.		48,774	65,206	35,468	—	2,051,296	10,839
LG Display (China) Co., Ltd.		1,226	—	279,937	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte LTD.		1,098,080	3,185	—	—	—	6
L&T Display Technology (Fujian) Limited		513,427	5,977	26	—	—	124
Nanumnuri Co., Ltd.		52	—	—	—	—	9,753
Global OLED Technology LLC		—	—	—	—	—	4,643
LG Display Guangzhou Trading Co., Ltd.		185,211	—	—	—	—	—

	~~W~~	22,052,063	531,304	327,666	—	4,576,536	47,988

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361

Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,881	441
NEW OPTICS USA, Inc		—	—	—	—	29,475	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		9	—	49	40,348	—	122
TLI Inc.		—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	69,361	—	4,596
AVATEC Co., Ltd.		—	530	278	—	52,098	1,599
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—
Narenanotech Corporation		3	—	634	20,515	—	534
Glonix Co., Ltd. (*1)		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,464	2,268	—	629
YAS Co., Ltd.		9	—	809	20,324	—	974

	~~W~~	121	25,577	568,091	152,816	87,454	12,823

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,657,871	—	39,791	245,637	—	133,536

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
LG Electronics RUS, LLC		13,017	—	—	—	—	420
LG Electronics do Brasil Ltda.		4,412	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		34	—	—	—	—	24,832
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	14,334
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		94,575	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		237,595	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Others		18	—	3	—	—	5,712

	~~W~~	634,841	—	299,036	40,436	—	71,938

	~~W~~	24,488,021	556,881	1,234,584	438,889	4,663,990	266,646

(*1)	Represents transactions occurred prior to disposal of the entire investments in Glonix Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Subsidiaries
LG Display America, Inc.	~~W~~	1,931,420	1,476,329	—	—
LG Display Japan Co., Ltd.		254,322	139,273	—	—
LG Display Germany GmbH		606,323	477,752	477	9,862
LG Display Taiwan Co., Ltd.		589,400	659,464	—	37
LG Display Nanjing Co., Ltd.		19,610	248	40,201	37,460
LG Display Shanghai Co., Ltd.		317,386	231,673	3	73
LG Display Poland Sp.zo.o.		1,775	192	6,972	9,612
LG Display Guangzhou Co., Ltd.		141,946	323,252	259,962	446,336
LG Display Shenzhen Co., Ltd.		244,500	227,966	6	2
LG Display Yantai Co., Ltd.		68,405	62,000	455597	623523
LG Display (China) Co., Ltd		2,793	4,133	51,389	23,459
LG Display Singapore Pte. Ltd.		286,265	79,360	1	—
L&T Display Technology (Fujian) Limited		83,074	91,155	211092	206706
Nanumnuri Co., Ltd.		—	—	1,538	1,299
Global OLED Technology LLC		—	—	—	2,924
Suzhou Lehui Display Co., Ltd.		31,445	—	37593	—
LG Display Guangzhou Trading Co., Ltd.		110,817	93775	—	—

	~~W~~	4,689,481	3,866,572	1,064,831	1,361,293

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	—	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1,000	—	8,616	8,584
NEW OPTICS USA, Inc.		—	—	—	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		833	956	6,436	6,349
TLI Inc.		—	—	—	15,232
AVACO Co., Ltd.		—	—	—	8,283
AVATEC Co., Ltd.		—	—	5,190	5,493
Paju Electric Glass Co., Ltd.		—	—	71,685	68,066
Narenanotech Corporation		300	283	2,812	2,161
ADP System Co., Ltd.		—	—	—	482
YAS Co., Ltd.		833	956	3,531	5,248

	~~W~~	2,966	2,195	98,270	125,211

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	355,826	404,807	153,195	117,428

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	1,070	311	47,286	66,177
LG Hitachi Water Solutions Co., Ltd.		—	—	100,193	11,603
Inspur LG Digital Mobile Communication Co., Ltd		46,091	38,669	5	—
LG Electronics India Pvt. Ltd.		4,651	12,736	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		35,121	20,296	—	—
LG Electronics Reynosa S.A. DE C.V		10,292	—	259	—
LG Electronics S.A. (Pty) Ltd		5,941	1,406	3	—
Qingdao LG Inspur Digital Communication Co., Ltd.		5,016	21,472	—	—
Others		9,301	4,357	5,824	4,182

	~~W~~	117,483	99,247	153,570	81,962

	~~W~~	5,165,756	4,387,478	1,469,866	1,686,076

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*)
Associates	January 1, 2015		Increase	Decrease	December 31, 2015
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)	~~W~~	—	1,000	—	1,000
Narenanotech Corporation		—	300	—	300
YAS Co., Ltd.		—	1,000	—	1,000

	~~W~~	—	2,300	—	2,300

(*)	Loans are presented based on nominal amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(f)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2016 and 2015 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	65	901,206	30	98,185
LG Household & Health Care, Ltd.		—	1	—	—
Coca-Cola Beverage Co., Ltd.		—	570	—	62
LG Hausys, Ltd.		1,697	623	—	—
Serveone Co., Ltd.		657	1,037,278	19,626	377,967
Serveone (Nanjing).Co., Ltd.		—	14,017	—	3,183
Silicon Works Co., Ltd.		409	583,508	13	106,313
LG Siltron Incorporated		23	—	2	—
Hi Logistics China Co., Ltd.		—	819	—	131
Hi Logistics Europe B.V.		—	643	—	—
Hi Logistics Co., Ltd.		24	16,356	—	—
LG CNS Co., Ltd.		550	179,326	—	87,574
LG CNS China Inc.		5	1,251	—	72
LG N-Sys Inc.		—	13,618	—	9,259
Everon Co., Ltd.		—	30	—	—
BizTech Partners Co., Ltd.		—	422	—	—
LG Sports Ltd.		—	150	—	165

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp.	~~W~~	17,706	9,831	16,951	1,114
LG International (America), Inc.		20,940	48,551	3,587	20,449
LG International (Japan) Ltd.		804	602,292	3,054	121,790
LG International (HongKong) Ltd.		—	157	—	—
LG International (Singapore) Pte., Ltd.		425,025	1,810	31,071	—
LG International (Deutschland) GmbH.		—	8,848	—	4,935
Pantos Logistics Co., Ltd.		20	72,721	—	8,183
Pantos Logistics (China) Co., Ltd.		—	154	—	4
Pantos Logistics (Shanghai) Co., Ltd.		—	16,522	—	1,819
Pantos Logistics (H.K) Co., Ltd.		—	13	—	6
Pantos Logistics Poland Sp. z o.o		—	849	—	110
Pantos Logistics Japan Inc.		—	4	—	—
LG Management Development Institute		—	9,720	3,480	376
G II R Inc.		—	104	—	—
HS Ad Inc.		—	5,219	—	1,465
LG Corp.		—	59,038	7,937	—
Lusem Co., Ltd.		13	2,185	1	309
LG Uplus Corp		129	431	—	22

	~~W~~	468,067	3,588,267	85,752	843,493

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2015			December 31, 2015
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	1,308,130	—	119,251
LG Household & Health Care, Ltd.		—	52	—	53
LG Hausys, Ltd.		1,673	2,221	153	159
LG Life Sciences, Ltd.		—	11	—	7
Serveone Co., Ltd.		529	661,563	19,662	149,943
Serveone (Nanjing) Co., Ltd.		—	11,067	—	3,735
Silicon Works Co., Ltd.		—	491,640	—	107,683
LG Siltron Incorporated		22	—	1	—
Hi Logistics Europe B.V.		—	196	—	105
Hi Logistics Co., Ltd.		7	4,612	—	2,552
LG CNS Co., Ltd.		297	187,249	—	94,258
LG CNS China Inc.		—	1,682	—	335
LG CNS America, Inc.		—	70	—	—
LG N-Sys Inc.		—	18,503	—	15,103
Everon Co., Ltd.		—	40	—	4
LG Sports Ltd.		—	150	—	165
LG International Corp.		48	21,133	2,205	1,613
LG International (America), Inc.		28,932	40,733	3,161	4,270
LG International (Japan) Ltd.		—	520,377	—	137,415
LG International (HongKong) Ltd.		—	321	—	—
LG International (Singapore) Pte., Ltd.		690,022	155	133,161	39

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2015			December 31, 2015
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International (Deutschland) GmbH.	~~W~~	—	5,289	—	1,741
Pantos Logistics Co., Ltd.		—	26,107	—	5,283
Pantos Logistics (China) Co., Ltd.		—	242	—	9
Pantos Logistics (Shanghai) Co., Ltd.		—	8,288	—	1,892
Pantos Logistics (H.K) Co., Ltd.		—	2	—	—
Pantos Logistics Poland Sp. z o.o		—	443	—	95
Pantos Logistics Mexico, S.A de C.V		—	45	—	23
LG Management Development Institute		—	8,774	3,480	317
G II R Inc.		—	99	—	54
HS Ad Inc.		—	43,801	—	25,447
LG Corp.		—	62,146	4,540	3,487
Lusem Co., Ltd.		66	63,616	60	1,327
LG Uplus Corp		80	854	—	58
LG Toyo Engineering Co., Ltd.		—	709	—	—

	~~W~~	721,676	3,490,320	166,423	676,423

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

21.	Revenue

Details of revenue for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Sales of goods	~~W~~	24,371,340	25,801,488
Royalties		14,009	18,025
Others		33,946	36,913

	~~W~~	24,419,295	25,856,426

22.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Changes in inventories	~~W~~	143,230	196,462
Purchases of raw materials, merchandise and others		10,345,816	10,780,895
Depreciation and amortization		2,213,259	2,738,157
Outsourcing fees		5,207,463	5,253,977
Labor costs		2,492,498	2,597,149
Supplies and others		888,473	918,331
Utility		715,600	731,867
Fees and commissions		482,598	444,368
Shipping costs		121,842	132,916
Advertising		67,299	265,519
Warranty expenses		130,582	109,678
Travel		64,229	61,188
Taxes and dues		47,341	47,970
Others		834,224	953,363

	~~W~~	23,754,454	25,231,840

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

23.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	182,201	179,686
Expenses related to defined benefit plans		28,821	26,109
Other employee benefits		46,415	44,617
Shipping costs		97,817	106,134
Fees and commissions		123,645	126,900
Depreciation		82,671	80,680
Taxes and dues		3,743	2,935
Advertising		67,299	265,519
Warranty expenses		130,582	109,678
Rent		9,891	9,399
Insurance		6,081	6,099
Travel		16,051	16,701
Training		12,710	13,714
Others		34,988	38,114

	~~W~~	842,915	1,026,285

24.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Salaries and wages	~~W~~	2,045,215	2,114,026
Other employee benefits		303,597	298,768
Contributions to National Pension plan		69,588	66,191
Expenses related to defined benefit plan		220,784	198,765

	~~W~~	2,639,184	2,677,750

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Rental income	~~W~~	3,433	3,436
Foreign currency gain		1,172,207	892,392
Reversal of allowance for doubtful accounts for other receivables		—	98
Gain on disposal of property, plant and equipment		58,142	40,782
Gain on disposal of intangible assets		900	—
Reversal of impairment loss on intangible assets		—	80
Commission earned		1,243	1,304
Others		18,449	14,912

	~~W~~	1,254,374	953,004

(b)	Details of other non-operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Foreign currency loss	~~W~~	1,002,187	843,206
Other bad debt expense		369	—
Loss on disposal of property, plant and equipment		6,428	3,873
Loss on disposal of intangible assets		75	18
Impairment loss on property, plant and equipment		—	423
Impairment loss on intangible assets		138	239
Donations		22,047	14,016
Expenses related to legal proceedings or claims and others		15,240	127,701

	~~W~~	1,046,484	989,476

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

26.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance income
Interest income	~~W~~	27,371	36,583
Dividend income		409,798	556,881
Foreign currency gain		7,443	7,971
Gain on disposal of investments		13,221	4,938
Reversal of impairment loss on investments		—	24,550
Gain on transaction of derivatives		4,427	602
Gain on valuation of derivatives		244	—

	~~W~~	462,504	631,525

Finance costs
Interest expense	~~W~~	84,128	103,661
Foreign currency loss		51,320	47,714
Loss on impairment of investments		1,632	32,186
Loss on sale of trade accounts and notes receivable		4	—
Loss on valuation of Financial asset at fair value through profit or loss		118	—
Loss on impairment of available-for-sale financial assets		3,757	—
Loss on transaction of derivatives		334	722
Loss on valuation of derivatives		472	—

	~~W~~	141,765	184,283

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	(288)
Tax effect		19	70

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(58)	(218)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

27.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current tax expense
Current year	~~W~~	190,371	74,206
Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	7,640	129,407
Change in unrecognized deferred tax assets		72,678	9,804

		80,318	139,211

Income tax expense	~~W~~	270,689	213,417

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016				2015
	Before tax		Tax benefit (expense)	Net of tax	Before tax	Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	19	(58)	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		155,346	(37,594)	117,752	(110,257)	26,682	(83,575)

	~~W~~	155,269	(37,575)	117,694	(110,545)	26,752	(83,793)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

27.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	2016			2015
Profit for the year	~~W~~		967,078		968,209
Income tax expense			270,689		213,417

Profit before income tax			1,237,767		1,181,626

Income tax expense using the Company’s statutory tax rate		24.20%	299,539	24.20%	285,953
Non-deductible expenses		2.64%	32,715	2.69%	31,732
Tax credits		(10.34%)	(127,948)	(9.36%)	(110,575)
Change in unrecognized deferred tax assets		5.87%	72,678	0.83%	9,804
Others		(0.51%)	(6,295)	(0.30%)	(3,497)

Actual income tax expense	~~W~~		270,689		213,417

Actual effective tax rate			21.87%		18.06%

28.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2016, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~210,319 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

28.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2016, the Company recognized deferred tax assets of ~~W~~287,400 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021
Tax credit carryforwards	~~W~~	14,074	35,500	—	—	58,391

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,190)	(2,388)	(1,190)	(2,388)
Inventories, net		32,150	43,170	—	—	32,150	43,170
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		10,817	58,962	—	—	10,817	58,962
Accrued expenses		119,952	120,359	—	—	119,952	120,359
Property, plant and equipment		177,833	137,393	—	—	177,833	137,393
Intangible assets		744	817	—	—	744	817
Provisions		15,051	14,152	—	—	15,051	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		10,845	14,032	—	—	10,845	14,032
Tax credit carryforwards		287,400	385,017	—	—	287,400	385,017

Deferred tax assets (liabilities)	~~W~~	654,803	773,913	(1,190)	(2,407)	653,613	771,506

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

28.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	January 1, 2015		Profit or loss	Other comprehensive income	December 31, 2015	Profit or loss	Other comprehensive income	December 31, 2016
Other accounts receivable, net	~~W~~	(3,440)	1,052	—	(2,388)	1,198	—	(1,190)
Inventories, net		44,543	(1,373)	—	43,170	(11,020)	—	32,150
Available-for-sale financial assets		(88)	(1)	70	(19)	—	19	—
Defined benefit liabilities, net		112,213	(79,933)	26,682	58,962	(10,551)	(37,594)	10,817
Accrued expenses		173,635	(53,276)	—	120,359	(407)	—	119,952
Property, plant and equipment		129,370	8,023	—	137,393	40,440	—	177,833
Intangible assets		1,423	(606)	—	817	(73)	—	744
Provisions		12,710	1,442	—	14,152	899	—	15,051
Gain or loss on foreign currency translation, net		168	(157)	—	11	—	—	11
Others		16,326	(2,294)	—	14,032	(3,187)	—	10,845
Tax credit carryforwards		397,105	(12,088)	—	385,017	(97,617)	—	287,400

Deferred tax assets (liabilities)	~~W~~	883,965	(139,211)	26,752	771,506	(80,318)	(37,575)	653,613

Statutory tax rate applicable to the Company to calculate tax base and deferred tax expense is 24.2% as of December 31, 2016.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(In won and No. of shares)	2016		2015

Profit for the period	~~W~~	967,077,258,240	968,208,835,992
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	2,703	2,706

For the years ended December 31, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2016 and 2015 are not calculated since there was no potential common stock.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	2016		2015
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	641,704	204,696

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2016. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2016. We did not review the Company’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2017

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2016 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2016.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2016, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 16, 2017

Sangdon Kim

Internal Control over Financial Reporting Officer

Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 27, 2017	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President